FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 29, 2022, announcing that Comlabs Selects Gilat for US Government Critical Communications Requirements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 29, 2022	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Comlabs Selects Gilat for US Government Critical
Communications Requirements

Gilat’s SkyEdge II-c hubs will be used to support critical alert and warning capabilities of hundreds of federal, state, and local government agencies

Petah Tikva, Israel, November 29, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the company’s products and technology were selected by Comlabs Government Systems, a US-based systems integrator, as a service upgrade to their existing satellite network of several hundred government and nuclear sites throughout the United States.

Two Gilat SkyEdge II-c hubs and hundreds of fixed and mobile VSATs will be deployed to upgrade the satellite connectivity requirements of Comlab’s customer base of US government and nuclear facility customers. Comlabs’ proprietary technology offers “Hyper Critical Availability” connectivity to emergency managers, supporting reliable dissemination of alert and warning information to the public.

“Comlabs networks and proprietary systems enable critical communications connectivity for hundreds of government agencies who rely on our technology to transmit alerts to the public. That connectivity simply must be available when needed.  Therefore, it’s important that we only work with the best and most reliable technology on the market,” said Roland Lussier, President at Comlabs. “We selected Gilat for their efficient satellite solution and expertise, as well as their vast market knowledge, and their reputation for excellence. Our research determined that the Gilat SkyEdge II-c platform is best in class. We look forward to our partnership with Gilat as we continue to serve our customer’s needs.”

“This project represents another significant step for Gilat into the US government market. We are very pleased with Comlabs’ choice and excited about our partnership,” said Slava Frayter, Regional Vice President North America at Gilat. “Gilat’s baseband solutions have proven to be reliable and ideally suited for mission-critical government applications. We look forward to supporting vital infrastructure throughout the United States.”

About Comlabs

Comlabs Government Systems is a trusted provider of design and engineering services, managed network solutions, and equipment for public and private sector communications, alert and warning, and emergency response. The company’s strong commitment to product development, quality workmanship, and technical support has solidified its status as a respected market leader for the past 35 years. More information about Comlabs is available at www.comlabs.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com